Exhibit 99.114

StarPoint Energy Trust and APF Energy Trust announce strategic combination; APF Exploreco

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

CALGARY, April 13 /CNW/ - StarPoint Energy Trust (“StarPoint”) (TSX: SPN.UN) and APF Energy Trust (“APF”) (TSX: AY.UN) are pleased to announce that their respective Boards of Directors have unanimously approved an agreement (the “Combination Agreement”) providing for the combination of StarPoint and APF into a single trust to be managed by StarPoint’s existing management team (the “Combined Trust”). The Combined Trust will continue under the name StarPoint Energy Trust.

Prior to the Combination, in a separate transaction (the “Plan”), APF unitholders will be given the right to receive common shares in a new, publicly listed, junior exploration company with approximately 1,000 boepd of primarily natural gas production focused in Central Alberta (“Exploreco”). The existing APF management team will manage Exploreco.

Under the terms of the Combination Agreement, each APF trust unit issued and outstanding will be exchanged for 0.63 of a StarPoint trust unit on a tax-deferred rollover basis.

In addition, pursuant to the Plan, APF unitholders will be entitled to receive one common share of Exploreco for every one APF trust unit held.

Based on the 20 day weighted average trading prices for both APF and StarPoint, the exchange ratio reflects a price of $12.67 for each APF trust unit outstanding, excluding the value of Exploreco.

The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of APF unitholders approving both the Plan, and the Combination. It is expected that the meeting relating to such approvals will be held on or about June 15, 2005. The transactions are expected to close before the end of June, 2005, which will enable unitholders of both StarPoint and APF to receive June distributions from their respective trusts. An information circular regarding the Plan and the Combination is expected to be mailed to APF unitholders in May, 2005.

The Combined Trust will have current production of more than 26,750 boepd (after the spin-out of approximately 1,000 boepd to the Exploreco), and an enterprise value of approximately $1.7 billion.

BMO Nesbitt Burns Inc. acted as financial advisor to StarPoint. FirstEnergy Capital Corp., Orion Securities Inc., and TD Securities Inc. acted as strategic advisors to StarPoint. GMP Securities Inc. acted as financial advisor to APF.

BENEFITS OF THE COMBINATION

The proposed Combination allows for unitholders of both StarPoint and APF to participate in a stronger, more efficient trust. The combination of a well balanced portfolio of low risk internal drilling prospects and the ability to compete more effectively for larger potential acquisitions, positions the Combined Trust to add significant future unitholder value.

The Combined Trust will be a strategically positioned, intermediate sized, publicly traded energy trust that will provide the following benefits and opportunities to both StarPoint and APF unitholders:

•                  A significantly increased enterprise value of approximately $1.7 billion, which is expected to result in enhanced liquidity, a more competitive cost of capital, and improved financing flexibility to better compete for future acquisitions;

•                  Potential inclusion in the TSX 300 Index and TSX Trust Sub-index, garnering greater market liquidity and attention which will facilitate inclusion in pension fund and index fund portfolios;

•                  An independently engineered reserve base of more than 87 million boe of proven plus probable reserves (NI 51-101; GLJ and Sproule effective January 1, 2005);

•                  A reserve life index of more than 9.3 years for proven plus probable reserves (based on a 2005 combined exit rate of 25,650 boepd; assumes spin-out of approximately 1,000 boepd to Exploreco, and 750 boepd non-core disposition);

•                  Current production of more than 26,750 boepd (after the spin-out of approximately 1,000 boepd to Exploreco), strategically balanced 54 percent to high quality light oil, and 46 percent to long life natural gas;

•                  Annualized cash flow of more than $235 million;

•                  A strong balance sheet with significant financial flexibility and a combined debt to forward cash flow ratio of less than 1.2 times;

•                  A low payout ratio of 72 percent (fully diluted), and 70 percent (basic) - which is significantly lower than either StarPoint or APF, standalone; this provides for increased flexibility and greater stability of distributions going forward;

•                  An excellent hedging program for both light oil and natural gas to protect cash flows for distribution, and ongoing capital expenditure programs;

•                  Greater stability for delivering distributions to unitholders, as cash flow is generated from a larger suite of diversified, high quality, high netback, light oil and natural gas assets;

•                  An excellent property fit, particularly in South East Saskatchewan and Central Alberta;

•                  Excellent operating and G&A cost saving opportunities based on the significant property overlap, particularly in South East Saskatchewan and Central Alberta;

•                  A balanced commodity mix (54 percent light oil and 46 percent natural gas) that is expected to provide increased stability for future distributions;

•                  An annualized capital expenditure budget of approximately $85 million to pursue identified development drilling prospects and opportunities on significant undeveloped land holdings;

•                  A significantly larger, more diversified asset portfolio that allows for the additional pursuit of internal development opportunities;

•                  A large, operated, lower risk development drilling inventory of more than 575 locations for long life light oil and natural gas;

•                  A large undeveloped land base of more than 500,000 net acres; and

•                  The potential to leverage in-house technical skills over a larger asset base to achieve both operating efficiencies, and to increase the identification of internal drilling opportunities.

Additional benefits of the Combination for unitholders of StarPoint include the following:

•                  The transaction is accretive to StarPoint’s proven plus probable reserves per unit (15 percent), production per unit (16 percent), and cash flow per unit (20 percent);

•                  Enhances existing core areas in South East Saskatchewan and Central Alberta; and

•                  Exposure to significant new core areas in Southern Alberta and West Central Alberta.

Additional benefits of the Combination and creation of the Exploreco for unitholders of APF, include the following:

•                  APF unitholders will receive one common share for every APF trust unit held, in a new, publicly-listed junior exploration company, with approximately 1,000 boepd of production and more than 50 drilling locations managed by the existing APF management team;

•                  Strategic consolidation with StarPoint’s assets in APF’s existing core areas in South East Saskatchewan and Central Alberta;

•                  Increased exposure to light crude oil prices, which are currently very strong;

•                  The Combination provides APF unitholders with enhanced trading liquidity with a pro forma market capitalization of over $1.4 billion versus $700 million currently, and further improves APF’s pro forma cost of capital; and

•                  Continued representation in the Combined Trust through the appointment of Mr. Martin Hislop, APF’s Chief Executive Officer, and Mr. Steve Cloutier, APF’s President, to the Board of the Combined Trust.

THE COMBINED TRUST -

A STRATEGICALLY POSITIONED, INTERMEDIATE ENERGY TRUST

StarPoint and APF believe the Combined Trust will be one of the best positioned intermediate sized energy trusts in Canada.

The Combined Trust will have an operated, long life, high netback, reserve, production and cash flow base primarily focused in South East Saskatchewan, and South Central Alberta.

The Combined Trust will also have a solid balance sheet, a low payout ratio and an excellent hedging program for both light oil and natural gas.

Upon closing, the Combined Trust will have the following key operating and financial characteristics:

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1.	Enterprise Value		C$ Billion
	•	Market Capitalization	1.400
	•	Debt and Working Capital	.290
			1.690

2.	Long Life Reserves(x)		MMBOE
	•	Total Proved	60.2
	•	Proven plus Probable	87.6

(x)	Note:	Assumes 3.31 MMBOE reserves P+P carved out to Exploreco.

3.	High Netback Production		BOEPD
	•	Current Combined Production(x)	greater than 26,750
• 54% light oil
• 46% natural gas
	•	StarPoint 2005 Average Rate	greater than 17,650
	•	Combined 2005 Exit Rate(x)	greater than 25,650

(x)	Notes:	1.	Current Combined Production assumes 1,000 boepd carved out to Exploreco.
		2.	Combined 2005 Exit Rate assumes non-core disposition of 750 boed; $40MM capex for remainder of 2005; normal natural declines.

4.	Long Reserve Life Index(x)		Years
	•	Total Proved	6.4
	•	Proven plus Probable	9.3

(x)	Note:	Based on the Combined 2005 Exit Rate of 25,650 boed.

5.	Stable Cash Flow Base(x)		$Cdn.
	•	Annualized cash flow	greater than $235MM
	•	Per unit annualized fully diluted	$3.30

(x)	Note:	1.	Assumes US$42.50 WTI per bbl; C$6.50 AECO mcf pricing; C$0.81; Annualized production of 25,650 boepd; opex: $8.10/boe.
		2.	Includes forward hedging programs as set forth below.

6.	Units Outstanding(x)		MM Units
	•	Basic	68.4
	•	Fully Diluted	70.9

(x)	Note:	Assumes APF’s convertible debentures are exchanged into trust units.

7.	Solid Balance Sheet(x)		C$MM
	•	Current Debt	$290
	•	Available bank lines (E)	$325

(x)	Note:	Debt to forward cash flow ratio of 1.20 times

8.	Regular Monthly Distributions(x)		$/Unit
	•	Monthly (E)	$0.20/month

(x)	Note:	The stability of ongoing distributions is increased through StarPoint’s ongoing comprehensive hedging strategy, and the Combined Trust’s lower payout ratio.

9.	Low Payout Ratio		Percent
	•	Basic	70%
	•	Fully Diluted	72%

10.	Large Development Drilling Inventory		Locations
	•	Light oil	225 (157.5 net)
	•	Natural gas	350 (245.0 net)
575 (402.5 net)

11.	Large Land Base		Net Acres Undeveloped
	•	Current Combined	greater than 500,000

12.	Low Cost Structure		$/BOEPD
	•	G&A/boe	$1.25
	•	Opex	$8.10

13.	Estimated Taxability of Distributions		% Taxable
	•	2005	80%

It is part of the Combined Trust’s management strategy to hedge up to 60% of the net after Crown royalty volumes, of both crude oil and natural gas production from the Combined Trust at above budget pricing parameters to lock-in cash flows for periods of up to two to three years.

Accordingly, concurrent with the Combination transaction, StarPoint and APF management plan to execute a number of strategic hedges for both crude oil and natural gas. These hedges will assist the Combined Trust in:

•                  locking in the valuation metrics of the Combination;

•                  maintaining solid, steady distributions to unitholders; and

•                  completing the capital expenditure program of the Combined Trust.

The Combined Trust will maintain StarPoint’s ongoing distribution policy of $0.20 per unit, per month. The stability of ongoing distributions is increased through StarPoint’s comprehensive ongoing hedging strategy, and the Combined Trust’s lower payout ratio.

The executive management team of the Combined Trust will be comprised of the following:

Mr. Paul Colborne, President and Chief Executive Officer

Mr. Brett Herman, Vice President, Finance and Chief Financial Officer

Mr. Graham Kidd, Vice President, Corporate Development

Mr. Murray Mason, Vice President, Production

Mr. Eric Strachan, Manager, Exploration

Mr. Jeremy Wallis, Manager, Land, and

Mr. Curt Ziemer, Controller.

This executive team brings a successful track record of executing asset and corporate acquisitions, exploitation and development programs, sound financial management, and maintaining strict cost controls that the Combined Trust will rely on in the future.

The Board of Directors of the Combined Trust will be comprised of Messrs. Paul Colborne, James Bertram, Fred Coles, James Pasieka, Rob Peters, Paul Starnino, with the addition of Steve Cloutier and Martin Hislop.

UPWARD REVISION TO 2005 GUIDANCE

As a result of this strategic Combination, StarPoint is now revising upward its 2005 average daily production estimate to more than 17,650 boepd, with a 2005 production exit rate of more than 25,650 boepd.

Annualized cash flow has now been increased to more than $235 million from $82.5 million. Annualized cash flow per unit has now been increased to more than $3.30 per Combined Trust unit from $2.72 per unit.

StarPoint’s payout ratio is now expected to decrease from 86 percent to 72 percent on a fully diluted basis.

EXPLORECO - POSITIONED FOR GROWTH

Prior to the Combination of StarPoint and APF referred to herein, in a separate plan of arrangement transaction (the “Plan”), APF unitholders will have the right to receive one common share of Exploreco for every one APF trust unit held.

The Exploreco will be highly focused with a contiguous, operated, high working interest asset and opportunity base strategically located in the Wood River area of Central Alberta. In particular, the Exploreco will be uniquely positioned with more than 50 drilling locations for high quality, long life, operated, dry, Horseshoe Canyon coal bed methane (CBM) natural gas, as well as potential in a number of multi-zone conventional formations.

Key operating and financial information regarding the Exploreco are set forth below:

1.	Reserve Volumes:
	•	Total proved:	1.83 MMBOE
	•	Proven plus Probable:	3.31 MMBOE

2.	Current Production:
	•	1,000 boepd
		•	15 percent crude oil
		•	85 percent natural gas
	•	Reserve Life Index:		9 years

(x)	Note:	Reserve volumes and values are pursuant to independent engineering reports prepared effective January 1, 2005 by Gilbert Laustsen Jung Associates Ltd. and Sproule Associates Ltd.

3.	Reserve Values (PV 10%):
	•	Total Proved	$26.2 million
	•	Proven + Probable	$44.0 million

4.	Debt:
	•	Nil

5.	Land:
	•	45,000 net acres undeveloped

6.	Upside:
	•	more than 50 net drilling locations

7.	Operatorship and Working Interests:
	•	70 percent operated assets
	•	60 percent average working interest

8.	Tax Pools
	•	$44 million

The Exploreco management team will be led by the following executive officers:

Mr. Steve Cloutier, President and Chief Executive Officer

Mr. Alan MacDonald, Vice President, Finance and Chief Financial Officer

Mr. Dan Allan, Vice President, Exploration and Production; and

Mr. Wayne Geddes, Vice President, Land.

This proven executive team has been primarily responsible for growing APF into a high quality, long life 18,000 boepd intermediate sized energy trust, over the past eight years.

The Exploreco Board of Directors shall include, Messrs. Martin Hislop, Steve Cloutier, John Howard and Ms. Nancy Penner.

It is anticipated that Exploreco will consider consolidating its shares on a basis to be decided at a later date. Management and insiders of Exploreco are proposing to capitalize Exploreco with a private placement of approximately $6-$8 million based on the independently engineered net asset value of the Exploreco. Combining the proposed initial private placement with internally generated cash flow, Exploreco will be well positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway.

BOARD RECOMMENDATIONS

The Boards of Directors of both StarPoint and APF have unanimously approved the transaction. GMP Securities Inc. has provided APF’s Board of Directors with its opinion that the consideration to be received by APF unitholders is fair, from a financial point of view, to APF. The APF Board has concluded that the transaction is in the best interests of APF, and has resolved to recommend that the APF unitholders vote their APF Trust units for the proposed transaction. The management and Board of APF have agreed to vote their units in favour of the proposed transaction.

APF has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. StarPoint and APF have also agreed to pay a reciprocal non-completion fee of $20 million to the other in certain circumstances.

FINANCIAL ADVISORS

BMO Nesbitt Burns Inc. acted as financial advisor to StarPoint. FirstEnergy Capital Corp., Orion Securities Inc., and TD Securities Inc. acted as strategic advisors to StarPoint. GMP Securities Inc. acted as financial advisor to APF.

JOINT CONFERENCE CALL

A joint conference call to discuss the strategic combination will be held on Thursday, April 14, 2005 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern). To participate, please call 1-888-458-1598 and enter pass code 2434679 followed by the number sign. A recording of the call will be available until May 12, 2005 by calling 1-877-653-0545 and entering confirmation number 275049 followed by the number sign.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management’s assessment of StarPoint’s, APF’s, the Trust’s and Exploreco’s future plans and operations, contains forward-looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties’ control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. StarPoint’s, APF’s, the Trust’s and Exploreco’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that StarPoint, APF, the Trust or Exploreco will derive therefrom. StarPoint and APF each disclaim any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means a boe per day.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws. This news release is not for distribution in the United States.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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/For further information: StarPoint Energy Trust - Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; APF Energy Trust - Steve Cloutier, President and C.O.O., Telephone: (403) 294-1000, Fax: (403) 294-1074; Alan MacDonald, Vice President, Finance and C.F.O., Telephone: (403) 294-1000, Fax: (403) 294-1074/